AMENDMENT TO

RESTATED ARTICLES OF INCORPORATION

OF

TAUBMAN CENTERS, INC.

        Article III of the Restated Articles of Incorporation is hereby amended as follows:

(1)     Subsection 2(c)(1) of Article III is hereby deleted in its entirety and replaced with the following:

    “(i)        Intentionally omitted.”

        Additionally, all references in Article III to “Series A Preferred Stock” is hereby deleted.

(2)     Subsection 2(c)(viii) of Article III set forth below is hereby added following subsection 2(c)(vii) of Article III:

    (viii)        Series I Preferred Stock. Subject in all cases to the other provisions of this Section 2 of this Article III, including, without limitation, those provisions restricting the Beneficial Ownership and Constructive Ownership of shares of Capital Stock and those provisions with respect to Excess Stock, the following sets forth the designation, preferences, limitations as to dividends, voting and other rights, and the terms and conditions of redemption of the Series I Preferred Stock (defined below) of the Corporation.

(a)	There is hereby established a series of Preferred Stock designated “Series I Cumulative Redeemable Preferred Stock” (the “Series I Preferred Stock”), which shall consist of 4,520,000 authorized shares.

(b)	All shares of Series I Preferred Stock redeemed, purchased, exchanged, or otherwise acquired by the Corporation shall be restored to the status of authorized but unissued shares of Preferred Stock.

(c)	The Series I Preferred Stock shall, with respect to dividend rights and rights upon liquidation, winding up or dissolution, rank (i) junior to any other series of Preferred Stock hereafter duly established by the Board of Directors of the Corporation, the terms of which specifically provide that such series shall rank prior to the Series I Preferred Stock as to the payment of dividends and distribution of assets upon liquidation, winding up or dissolution (the “Senior Preferred Stock”), (ii) pari passu with the Series F Preferred Stock, the Series G Preferred Stock, the Series H Preferred Stock and any other series of Preferred Stock hereafter duly established by the Board of Directors of the Corporation, the terms of which specifically provide that such series shall rank pari passu with the Series I Preferred Stock as to the payment of dividends and distribution of assets upon liquidation, winding up or dissolution (the “Parity Preferred Stock”), and (iii) prior to the Common Stock, the Series B Preferred Stock and any other class or series of Capital Stock, the terms of which specifically provide that such class or series of Capital Stock shall rank junior to the Series I Preferred Stock as to the payment of dividends and distribution of assets upon liquidation, winding up or dissolution, whether now existing or hereafter created (collectively, the “Junior Stock”).

(d)	(1) Subject to the rights of any Senior Preferred Stock, the holders of the then outstanding shares of Series I Preferred Stock, as provided in Subparagraph (3) of this Paragraph (d), shall be entitled to receive, as and when declared by the Board of Directors, out of funds legally available for the payment of dividends, cumulative preferential cash dividends at a floating rate, expressed as a percentage of the liquidation preference per annum (the “Dividend Rate”), determined by the Dividend Rate Calculation Agent at the request of the Corporation and provided to the Corporation, as follows:

(i)	from the date of original issue to and including the 60th day following the date of original issue, a rate equal to the sum of (A) Three-Month LIBOR (as in effect on the applicable LIBOR Reset Date), plus (B) 1.25%;

(ii)	from the 61st day following the date of original issue to and including the 180th day following the date of original issue, a rate equal to the sum of (A) Three-Month LIBOR (as in effect on the applicable LIBOR Reset Date), plus (B) 3.00%; and

(iii)	from the 181st day following the date of original issue and for each 30-day period thereafter, a rate equal to the sum of (A) Three-Month LIBOR (as in effect on the applicable LIBOR Reset Date), plus (B) the product of (1) 0.70% and (2) the number of whole 30-day periods elapsed between the date of original issue and the first day of such 30-day period.

The maximum Dividend Rate determined pursuant to this Subparagraph (1) of this Paragraph (d) shall not exceed 20% at any time, except upon the occurrence of a Change of Control (defined below). “Dividend Rate Calculation Agent” shall mean such financial institution (and any legal successor thereto) from time to time as shall be selected by the Corporation, provided such selection is approved by the vote or written consent of the holders of at least two-thirds of the outstanding shares of the Series I Preferred Stock, and shall initially mean Wachovia Investment Holdings, LLC. “Three-Month LIBOR” shall mean, with respect to any day in a Dividend Period (defined below), the rate per annum appearing as the London Interbank Offered Rate for deposits in U.S. dollars having a term of three months, as published on the business day that is two business days preceding the first day of the applicable Dividend Period on the interest rate page most nearly corresponding to the display designated on page 3750 on MoneyLine Telerate (or such other page as may replace such page for the purpose of displaying comparable rates) (the “Telerate Page 3750”) at approximately 11:00 a.m. London time on the relevant date. If such rate does not appear on the Bloomberg Financial Markets Commodities News interest rate page most nearly corresponding to Telerate Page 3750 on the relevant date, the Three-Month LIBOR Rate will be the arithmetic mean of the rates quoted by three major banks (selected after consultation with the Corporation) in New York City selected by the Dividend Rate Calculation Agent, at approximately 11:00 a.m., New York City time, on the relevant date for loans in U.S. Dollars to leading European banks for a period of three months. The Corporation shall promptly (or shall cause its Dividend Rate Calculation Agent promptly to) notify any holder of the Series I Preferred Stock of the applicable Dividend Rate upon request. The “LIBOR Reset Date” shall mean the date that is two business days prior to the first day of any Dividend Period.

(2)	Upon the occurrence of a Change of Control with respect to the Corporation, the Dividend Rate shall immediately and automatically equal the Dividend Rate determined pursuant to Subparagraph (1) of this Paragraph (d), plus 1.0% per annum, and the Dividend Rate applicable thereafter until the Series I Preferred Stock is redeemed in full shall equal the Dividend Rate determined pursuant to Subparagraph (1) of this Paragraph (d), plus 1.0% per annum. The terms of this Subparagraph (2) of this Paragraph (d) shall apply only upon the initial occurrence of a Change of Control after the date of original issue of the Series I Preferred Stock. For purposes of this Subparagraph (2) of this Paragraph (d), “Change of Control” shall mean the occurrence of any of the following events:

(i)	any “person”, as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), together with all “affiliates” and “associates” (as such terms are defined in Rule 12b-2 under the Exchange Act) of such person, shall become the “beneficial owner” (as such term is defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Corporation representing 33% or more of either (A) the combined voting power of the Corporation’s then outstanding securities having the right to vote generally in an election of the Corporation’s Board of Directors (the “Outstanding Voting Securities”) or (B) the then outstanding shares of Common Stock of the Corporation (the “Outstanding Common Stock”); provided, however, that for purposes of this Subparagraph (2)(i) of this Paragraph (d), the following acquisitions shall not constitute a Change of Control: (i) any acquisition directly from the Corporation, (ii) any acquisition by the Corporation, (iii) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Corporation or its Affiliates, (iv) Permitted Business Combinations (defined below) or (v) any acquisition by an Existing Shareholder (defined below); or

(ii)	persons who, as of the date of original issue, constitute the Corporation’s Board of Directors (the “Incumbent Directors”) cease for any reason, including without limitation, as a result of a tender offer, proxy contest, merger or similar transaction, to constitute at least a majority of the Board of Directors, provided that any person becoming a director of the Corporation subsequent to the date of original issue whose election or nomination for election was approved by a vote of at least a majority of the Incumbent Directors shall, for purposes hereof, be considered an Incumbent Director; or

(iii)	except Permitted Business Combinations, the shareholders of the Corporation shall approve (A) any consolidation or merger of the Corporation where the shareholders of the Corporation, immediately prior to the consolidation or merger, would not, immediately after the consolidation or merger, beneficially own (as such term is defined in Rule 13d-3 under the Act), directly or indirectly, shares representing in the aggregate 50% or more of the voting stock of the corporation issuing cash or securities in the consolidation or merger (or of its ultimate parent corporation, if any), (B) any sale, lease, exchange or other transfer (in one transaction or a series of transactions contemplated or arranged by any party as a single plan) of all or substantially all of the assets of the

Corporation or (C) any plan or proposal for the liquidation or dissolution of the Corporation.

“Permitted Business Combination” means the consummation of a reorganization, merger, statutory share exchange or consolidation or similar corporate transaction involving the Corporation or any of its subsidiaries, a sale or other disposition of all or substantially all of the assets of the Corporation, or the acquisition of assets or stock of another entity by the Corporation or any of its subsidiaries (each, a “Business Combination”) if any of the following apply: (A) the persons that were the beneficial owners of the Outstanding Common Stock and the Outstanding Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of the then-outstanding shares of common stock and the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the person resulting from such Business Combination (including, without limitation, a person that, as a result of such transaction, owns the Corporation or all or substantially all of the Corporation’s assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership immediately prior to such Business Combination of the Outstanding Common Stock and the Outstanding Voting Securities, as the case may be, (B) no person (excluding any corporation resulting from such Business Combination or any employee benefit plan (or related trust) of the Corporation or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, 33% or more of, respectively, the then-outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the then-outstanding voting securities of such corporation, except to the extent that such ownership existed prior to the Business Combination, and (C) at least a majority of the members of the board of directors of the corporation resulting from such Business Combination were Incumbent Directors at the time of the execution of the initial agreement or of the action of the Board of Directors providing for such Business Combination

“Existing Shareholder” means A. Alfred Taubman or any of his issue or any of his or their respective descendants, heirs, beneficiaries or donees or any trust, corporation, partnership, limited liability company or other entity if substantially all of the economic interests in such entity are held by or for the benefit of such persons.

(3)	Such dividends shall accrue and be cumulative from the date of original issue and (i) for the first 364 days after the date of original issue, shall be payable quarterly in arrears on or about the last day of each March, June, September, and December or, if such day is not a business day, the next succeeding business day with the same force and effect as if made on such date and (ii) as of the 365th day following the date of original issue, shall be payable monthly in arrears on the last calendar day of each month or, if such day is not a business day, the next succeeding business day with the same force and effect as if made on such date (each, a “Dividend Payment Date”) (for the purposes of this Subparagraph (3) of this Paragraph (d), a “business day” is any day, other than a Saturday, Sunday, or legal holiday, on which banks in Detroit, Michigan, are open for business). The first dividend, which shall be paid on June 30, 2006, will be for less than a full quarter. Dividends will be payable to holders of record as they appear in the stock records of the Corporation at the close of business on the applicable record date, which shall be the 15th day of the calendar month in which the applicable Dividend Payment Date falls or on such other date designated by the Board of Directors of the Corporation for the payment of dividends that is not more than 30 nor less than ten days prior to such Dividend Payment Date (each, a “Dividend Record Date”). The amount payable on each Dividend Payment Date shall be equal to the sum of the daily dividend payable for each day actually elapsed during the applicable Dividend Period. The daily dividend payable for any day shall be equal to (A) the product of (x) the Dividend Rate in effect for such day multiplied by (y) the liquidation preference divided by (B) 360. “Dividend Period” shall mean, in the case of the first Dividend Period, a period from the date of original issue to and including the Dividend Payment Date on June 30, 2006; thereafter, a period from the day after any Dividend Payment Date to and including the next Dividend Payment Date.

(4)	No dividends on the Series I Preferred Stock shall be declared by the Board of Directors or paid or set apart for payment by the Corporation at such time as any agreement of the Corporation, including any agreement relating to its indebtedness, prohibits such declaration, payment, or setting apart for payment or provides that such declaration, payment, or setting apart for payment would constitute a breach of, or a default under, such agreement or if such declaration, payment, or setting aside shall be restricted or prohibited by law.

(5)	Except as prohibited by applicable laws, dividends on the Series I Preferred Stock shall accrue and be cumulative regardless of whether the Corporation has earnings, regardless of whether there are funds legally available for the payment of such dividends, regardless of whether such dividends are declared, regardless of whether or not the terms and provisions of any agreement of the Corporation, including any agreement relating to its indebtedness, prohibits such authorization or payment or provides that such authorization or payment would constitute a breach thereof or a default thereunder, and regardless of whether or not such dividends may be declared, paid or set aside. Accrued but unpaid dividends on the Series I Preferred Stock will accumulate as of the Dividend Payment Date on which they first become payable. Except as provided in this Subparagraph (5), unless full cumulative dividends on the Series I Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then current dividend period: (i) no dividends (other than in shares of Junior Stock) shall be declared by the Board of Directors or paid or set aside for payment nor shall any other distribution of cash or other property be declared or made upon the Common Stock, the Series B Preferred Stock, the Series F Preferred Stock, the Series G Preferred Stock, the Series H Preferred Stock or any other class or series of Capital Stock ranking junior to or on a parity with the Series I Preferred Stock as to dividend rights and rights upon liquidation, winding up or dissolution; and (ii) no shares of Common Stock, the Series B Preferred Stock, the Series F Preferred Stock, the Series G Preferred Stock, the Series H Preferred Stock or any other class or series of Capital Stock ranking junior to or on a parity with the Series I Preferred Stock as to dividend rights and rights upon liquidation, winding up or dissolution shall be redeemed, purchased, or otherwise acquired for any consideration (nor shall any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by the Corporation (except by conversion into or exchange for Junior Stock). When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series I Preferred Stock and the shares of any other series of Preferred Stock ranking on a parity as to dividends with the Series I Preferred Stock, all dividends declared upon the Series I Preferred Stock and any other series of Preferred Stock ranking on a parity as to dividends with the Series I Preferred Stock shall be declared pro rata, so that the amount of dividends declared per share of Series I Preferred Stock and such other series of Preferred Stock shall in all cases bear to each other the same ratio that accrued dividends per share on the Series I Preferred Stock and such other series of Preferred Stock (which shall not include any accrual in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend) bear to each other. No interest shall be payable in respect of any dividend payment on the Series I Preferred Stock that may be in arrears. Holders of shares of the Series I Preferred Stock shall not be entitled to any dividend, whether payable in cash, property, or stock, in excess of full cumulative dividends on the Series I Preferred Stock as provided above. Any dividend payment made on shares of the Series I Preferred Stock shall first be credited against the earliest accumulated but unpaid dividend due with respect to such shares that remains payable.

(6)	If for any taxable year the Corporation elects to designate as “capital gains dividends” (as defined in Section 857 of the Code) any portion (the “Capital Gains Amount”) of the dividends paid or made available for the year to holders of all classes of Capital Stock (the “Total Dividends”), then the portion of the Capital Gains Amount that shall be allocable to the holders of Series I Preferred Stock shall be the amount that the total dividends paid or made available to the holders of the Series I Preferred Stock for the year bears to the Total Dividends.

(e)	Subject to the rights of any Senior Preferred Stock, upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, and before any distribution of assets shall be made in respect of any Junior Stock, the holders of the Series I Preferred Stock shall be entitled to be paid out of the assets of the Corporation legally available for distribution to its shareholders a liquidation preference of $25.00 per share in cash (or property having a fair market value as determined by the Board of Directors valued at $25.00 per share), plus an amount equal to any accrued but unpaid dividends to the date of payment. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series I Preferred Stock shall have no right or claims to any of the remaining assets of the Corporation. In the event that, upon such voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Corporation, the available assets of the Corporation are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Series I Preferred Stock and the corresponding amounts payable on all shares of Parity Preferred Stock, then the holders of the Series I Preferred Stock and Parity Preferred Stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled. Neither the consolidation or merger of the Corporation with or into any other corporation, trust, or entity (or of any other corporation with or into the Corporation) nor the sale, lease, or conveyance of all or substantially all of the property or business of the Corporation shall be deemed to constitute a liquidation, dissolution or winding up of the Corporation for the purpose of this Paragraph (e) of this Item (viii). Written notice of any such liquidation, dissolution or winding up of the Corporation, stating the payment date or dates when, and the place or places where, the amounts distributable in such circumstances shall be payable, shall be given by first class mail, postage pre-paid, not less than 30 nor more than 60 days prior to the payment date stated therein, to each record holder of shares of Series I Preferred Stock at the respective addresses of such holders as the same shall appear on the stock transfer records of the Corporation.

(f)	(1) The Corporation, at its option, at any time, may redeem all, but not less than all, shares of Series I Preferred Stock at a redemption price payable in legally available funds equal to the liquidation preference of Series I Preferred Stock (including all accrued and unpaid dividends, if any, to the date of redemption whether or not earned or declared) multiplied by:

    (i)        if the redemption date is on or before the 60th day following the date of original issue, 97.20%;

(ii)	if the redemption date is after the 60th day, but on or before the 180th day, following the date of original issue, 97.85%;

(iii)	if the redemption date is after the 180th day, but on or before the 270th day, following the date of original issue, 98.35%;

(iv)	if the redemption date is after the 270th day, but on or before the 365th day, following the date of original issue, 98.85%; or

(v)	if the redemption date is after the 365th day following the date of original issue, 100.00%.

(2)	Holders of Series I Preferred Stock to be redeemed shall surrender such shares at the place designated in the notice of redemption and shall be entitled to the redemption price and any accrued and unpaid dividends payable upon such redemption following such surrender. If notice of redemption has been given and if the Corporation has set aside in trust the funds necessary for the redemption for the benefit of the holders of the Series I Preferred Stock called for redemption, then from and after the redemption date: (i) dividends shall cease to accrue on such shares of Series I Preferred Stock; (ii) such shares of Series I Preferred Stock shall no longer be deemed outstanding; and (iii) all rights of the holders of such shares shall terminate, except the right to receive the redemption price.

(3)	Unless full cumulative dividends on all shares of Series I Preferred Stock shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, the Corporation shall not purchase or otherwise acquire directly or indirectly any shares of Series I Preferred Stock or any class or series of Capital Stock ranking junior to or on a parity with the Series I Preferred Stock as to payment of dividends and distribution of assets upon liquidation, dissolution or winding-up of the Corporation (except by exchange for Junior Stock); however, the foregoing shall not prevent the purchase or acquisition of shares of Series I Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series I Preferred Stock.

(4)	Notice of redemption shall be mailed by the Corporation, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, addressed to the respective holders of record of the Series I Preferred Stock to be redeemed at their respective addresses as they appear on the stock transfer records of the Corporation; provided, that in the event that Wachovia Investment Holdings, LLC or any one of its affiliates is the holder of shares of Series I Preferred Stock at the time of any optional redemption, or a Qualified Institutional Transferee (as defined in the Second Amendment and Restatement of Agreement of Limited Partnership of TRG, as amended) is the holder of shares of Series I Preferred Stock at the time of any optional redemption prior to November 20, 2006, such entity may be provided with notice of redemption not less than five days prior to any redemption date. If the Shares are held by Wachovia Investment

Holdings, LLC or any of its affiliates, such notice may be given by telecopy to Wachovia Securities Debt Capital Markets at 704-383-9165 (to the attention of Ms. Teresa Hee) with a copy to Hunton & Williams LLP at 804-788-8218 (to the attention of Randall S. Parks, Esq.)). No failure to give or defect in such notice shall affect the validity of the proceedings for the redemption of any shares of Series I Preferred Stock except as to the holder to whom notice was defective or not given. Each notice shall state: (i) the redemption date; (ii) the redemption price and accrued and unpaid dividends payable on the redemption date; (iii) the number of shares of Series I Preferred Stock to be redeemed; (iv) the place or places where the Series I Preferred Stock is to be surrendered for payment of the redemption price; and (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date.

(5)	The holders of Series I Preferred Stock at the close of business on a Dividend Record Date shall be entitled to receive the dividend payable with respect to such Series I Preferred Stock on the corresponding Dividend Payment Date notwithstanding the redemption thereof between such Dividend Record Date and the corresponding Dividend Payment Date or the Corporation’s default in the payment of the dividend due. Except as provided above, the Corporation will make no payment or allowance for unpaid dividends, regardless of whether in arrears, on called Series I Preferred Stock.

(6)	The Series I Preferred Stock has no stated maturity and shall not be subject to any sinking fund or mandatory redemption. The Series I Preferred Stock is not convertible into any other securities of the Corporation, but is subject to the Excess Stock (and all other) provisions of this Article III.

(g)	(1) Except as may be required by law or as otherwise expressly provided in this Item (viii) of this Subsection (c) of this Section 2 of this Article III, the holders of Series I Preferred Stock shall not be entitled to vote. On all matters with respect to which the Series I Preferred Stock is entitled to vote, each share of Series I Preferred Stock shall be entitled to one vote, except that when any other series of preferred stock shall have the right to vote with the Series I Preferred Stock as a single class on any matter, then the Series I Preferred Stock and such other class shall have with respect to such matters one vote per $25 of liquidation preference, and fractional votes shall be ignored.

(2)	Whenever dividends on the Series I Preferred Stock are in arrears (which shall, with respect to any dividend, mean that any such dividend has not been paid in full whether or not earned or declared) for six or more Dividend Periods (whether consecutive or not)(a “Series I Preferred Stock Dividend Default”), the number of directors then constituting the Board of Directors shall be increased by two, and the holders of Series I Preferred Stock (voting separately as a class with all other series of Preferred Stock upon which like voting rights have been conferred and are exercisable (“Voting Parity Preferred”)) shall have the right to elect two directors of the Corporation (the “Preferred Stock Directors”) at a special meeting called by the holders of record of at least 10% of the Series I Preferred Stock or at least 10% of any other Voting Parity Preferred so in arrears (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the shareholders) or at the next annual meeting of shareholders, and at each subsequent annual meeting, until all dividends accumulated on the Series I Preferred Stock for the past Dividend Periods and the then current Dividend Period have been fully paid or declared and a sum sufficient for the payment of such dividends has been set aside for payment. If and when all accumulated dividends and the dividend for the then current Dividend Period on the Series I Preferred

Stock shall have been paid in full or set aside for payment in full, the holders of the Series I Preferred Stock shall be divested of the foregoing voting rights (but subject always to the same provision for the vesting of such voting rights in the case of any similar future arrearages for six Dividend Periods), and if all accumulated dividends and the dividend for the then current Dividend Period have been paid in full or set aside for payment in full on all series of Voting Parity Preferred, the term of office of each director so elected by the holders of the Series I Preferred Stock and the Voting Parity Preferred shall terminate, and the Board of Directors shall take such action as may be necessary to reduce the number of directors by two.

(3)	Any Preferred Stock Director may be removed at any time with or without cause by the vote of, and shall not be removed otherwise than by the vote of, the holders of record of a majority of the outstanding shares of the Series I Preferred Stock when they have the voting rights set forth in this section (voting separately as a class with all other series of Voting Parity Preferred that were eligible to vote in accordance with Subparagraph (g)(2) of this Item (viii)). So long as a Series I Preferred Stock Dividend Default shall continue, any vacancy in the office of a Preferred Stock Director may be filled by written consent of the Preferred Stock Director remaining in office, or if none remains in office, by a vote of the holders of record of a majority of the outstanding shares of Series I Preferred Stock when they have the voting rights set forth herein (voting separately as a class with all other series of Voting Parity Preferred that were eligible to vote in accordance with Subparagraph (g)(2) of this Item (viii)). The Preferred Stock Directors shall each be entitled to one vote per director on any matter.

(4)	As long as any shares of Series I Preferred Stock remain outstanding, the Corporation shall not, without the affirmative vote or consent of the holders of at least two-thirds of the outstanding shares of Series I Preferred Stock (voting as a separate class); (i) authorize or create, or increase the authorized or issued amount of, any Capital Stock ranking senior to the Series I Preferred Stock with respect to the payment of dividends or the distribution of assets upon liquidation, dissolution, or winding up or reclassify any authorized Capital Stock into, or create, authorize, or issue any obligation or security convertible into, exchangeable for or evidencing the right to purchase, any such shares; or (ii) amend, alter, or repeal the provisions of these Restated Articles of Incorporation, as amended, whether by merger, consolidation or otherwise (an “Event”), so as to materially and adversely affect any right, preference, privilege, or voting power of the Series I Preferred Stock or the holders thereof; however, as long as the Series I Preferred Stock remains outstanding with its terms materially unchanged, taking into account that upon the occurrence of an Event, the Corporation may not be the surviving entity, the occurrence of an Event described in clause (ii) above of this Subparagraph (4) shall not be deemed to materially and adversely affect such rights, preferences, privileges, or voting power of the holders of Series I Preferred Stock, and (x) any increase in the amount of the authorized Preferred Stock or the creation or issuance of any other series of Preferred Stock, or (y) any increase in the amount of authorized shares of the Series I Preferred Stock or any other series of Preferred Stock, in the case of either (x) or (y) ranking on a parity with or junior to the Series I Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution, or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges, or voting powers.

(5)	Notwithstanding the foregoing, the Series I Preferred Stock shall not be entitled to vote, and the foregoing voting provisions shall not apply, if at or prior to the time when the act with respect to which such vote would otherwise be required is effected, all outstanding shares of the Series I Preferred Stock have been redeemed or called for redemption, and sufficient funds have been deposited in trust for the benefit of the holders of the Series I Preferred Stock to effect such redemption.

(h)	During any period in which the Corporation is not subject to Section 13 or 15(d) of the Exchange Act and any shares of the Series I Preferred Stock are outstanding, the Corporation will (i) transmit by mail to all holders of the Series I Preferred Stock, as their names and addresses appear in the record books of the Corporation and without cost to such holders, copies of the annual reports and quarterly reports (“Reports”) that the Corporation would have been required to file with the Securities Exchange Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Corporation were subject to such Sections (other than any exhibits that would have been required), and (ii) promptly upon written request, supply copies of such Reports to any prospective holder of Series I Preferred Stock. The Corporation will mail the Reports to each holder of Series I Preferred Stock within fifteen (15) days after the respective dates by which it would have been required to file such Reports with the Securities Exchange Commission if it were subject to Section 13 or 15(d) of the Exchange Act.